UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
Commission File Number:  001-40169

(Check One)	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2022

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

OneWater Marine Inc.
Full Name of Registrant

N/A
Former Name if Applicable

6275 Lanier Islands Parkway
Address of Principal Executive Office (Street and Number)

Buford, Georgia 30518
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

OneWater Marine, Inc. (the “Company”) is filing this Notification of Late Filing on Form 12b-25 with respect to its Annual Report on Form 10-K for the year ended September 30, 2022 (the “Form 10-K”). The Company has determined it is unable to file its Form 10-K within the prescribed time period provided by the applicable rules of the Securities and Exchange Commission without unreasonable effort and expense.

The principal reason for the delay is the Company’s inability to complete its assessment of the effectiveness of its internal controls over financial reporting as of September 30, 2022. The Company utilizes a third-party cloud-based dealership management system, provided by CDK Global, to execute certain key business processes, including all transactions for the Company’s Dealership segment. The Company relies on CDK Global to provide a Service Organization Control (“SOC”) 1 report in accordance with the AICPA Attestation Standards, AT-C Section 320- Reporting on an Examination of Controls at a Service Organization Relevant to User Entities’ Internal Control Over Financial Reporting, addressing the suitability of the design and operating effectiveness of controls relating to the cloud-based system and infrastructure activities performed by CDK Global on the Company’s behalf. CDK Global has provided such reports in a timely manner in the past and the Company utilizes these reports to, among other things, assess the effectiveness of its internal control over financial reporting.

CDK Global did not provide to the Company, in a timely manner, an attestation report addressing the period between the SOC 1 report of September 30, 2021, and the end of the Company’s fiscal year of September 30, 2022. As a result, the Company has not been able to complete its assessment of the design and operating effectiveness of CDK Global’s infrastructure-related general information technology controls intended to prevent unauthorized system access and inappropriate change management. The Company has now received the attestation report and expects to file its Form 10-K within the grace period prescribed by Rule 12b-25 under the Securities Exchange Act of 1934, as amended. The Company has reviewed the attestation report from CDK Global and management believes that the financial results described in the Company’s press release furnished as Exhibit 99.1 to the Company’s Form 8-K filed on November 15, 2022 (the “Earnings Release”), fairly present in all material respects the Company’s financial condition, results of operations, and cash flows for the periods presented.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Jack Ezzell	(678)	541-6300
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

			☒ Yes ☐ No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☒ Yes ☐ No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On November 15, 2022, the Company disclosed in the Earnings Release its results of operations for the fiscal year ended September 30, 2022 compared to the fiscal year ended September 30, 2021. The results of operations presented in the Earnings Release disclose growth in revenue and net income, 42.1% and 31.1% year-over-year, respectively, and are consistent with the Company’s growth trends, as previously reported in the Company’s Annual Report on Form 10-K for the year ended September 30, 2021. No changes to the financial results or other information presented in the Earnings Release are expected to be made in the Form 10-K.

Forward-Looking Statements

The Company’s statements included in this Form 12b-25 include forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995, and actual events may differ materially from those contemplated by these forward-looking statements. These forward-looking statements are subject to certain risks and uncertainties, including, but not limited to, the inability of the Company to complete the work necessary in order to file the 2022 Form 10-K in the time frame that is anticipated or within the grace period and the finalization of the Company’s annual financial statements. The Company undertakes no obligation to revise or update any forward-looking statements to reflect actual events or circumstances after the date hereof.

OneWater Marine Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: December 15, 2022	ONEWATER MARINE INC.

	By:	/s/ Jack Ezzell
Name: Jack Ezzell
Title: Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).